UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 16)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Celanese AG
(Name of Subject Company (issuer))
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
Celanese Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
D1497A101
(CUSIP Number of Class of Securities)
Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$394,945,402.83	$50,039.58

*Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by Celanese Europe Holding GmbH & Co. KG as of September 2, 2004.
**The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267 % of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$50,039.58
Schedule TO
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
September 2, 2004
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 12. EXHIBITS.
SIGNATURES
EX-99.A.5.A: AD HOC NOTICE OF PURCHASER
EX-99.A.5.B: AD HOC NOTICE OF PURCHASER
EX-99.A.5.C: AD HOC NOTICE OF PURCHASER

     This Amendment No. 16 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, Celanese Caylux Holdings Luxembourg S.C.A. (formerly known as BCP Caylux Holdings Luxembourg S.C.A.) and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Purchaser”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Purchaser or held by Celanese AG in treasury) upon the terms and conditions described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”), the Supplement (the “Supplement”), which was filed as Exhibit (a)(1)(A) to Amendment No. 10 to the Schedule TO on August 30, 2005 and the related Letter of Transmittals and the instructions thereto. A copy of the Letter of Transmittal relating to the mandatory offer was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. A Letter of Transmittal relating to the limited offer described in the Supplement was filed as Exhibit (a)(1)(B) to Amendment No. 10 to the Schedule TO on August 30, 2005. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Item 6(C) of Schedule TO is hereby amended and supplemented by the following information:
     On March 8, 2006, Celanese AG announced that pursuant to an instruction from the Purchaser, based on the existing domination and profit and loss transfer agreement with Celanese AG, Celanese AG will reorganize the ownership of its business in China to enable a more efficient entity structure. The transaction, subject to regulatory approval by the Chinese authorities, will be effected at the book values of Celanese (China) Holding Co. Ltd of approximately EUR7.7 million and of Celanese Nanjing Chemical of around EUR10.6 million.
     On March 10, 2006, Celanese Corporation announced that the Purchaser has set the cash compensation in relation to the proposed transfer of shares held by the minority shareholders of Celanese AG to Purchaser at EUR62.22 per share. The cash compensation amount was based on an independent valuation. The resolution relating to the squeeze-out transfer must be voted on by shareholders of Celanese AG. Celanese AG's board of management is expected to put the resolution on the agenda of the annual shareholders meeting scheduled on May 30-31, 2006.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11 of Schedule TO is hereby amended and supplemented by the following information:
     On March 6, 2006, Celanese AG announced that it has reached a settlement with 11 plaintiff shareholders. The plaintiffs had filed actions with the Regional Court (Landgericht) of Frankfurt am Main for avoidance or nullity, respectively, of (i) the resolution of the shareholders’ meeting of Celanese AG of July 30/31, 2004 to consent to the conclusion of the domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) with the Purchaser, (ii) the resolution of the shareholders’ meeting of Celanese AG of May 19/20, 2005 to confirm such consent; and (iii) further resolutions passed at the shareholders’ meetings of July 30/31, 2004 and May 19/20, 2005. The settlement provides for the Purchaser to offer at least EUR51.00 per share of Celanese AG as cash consideration to each shareholder who will cease to be a shareholder of Celanese AG pursuant to the proposed squeeze-out described above. The Purchaser further agrees to make early payment of the guaranteed dividend owed pursuant to Section 4 of the domination and profit and loss transfer agreement for the financial year 2005/2006, ending on September 30, 2006. Such guaranteed annual payment will be made on the first banking day following the ordinary shareholders’ meeting of Celanese AG for the financial year 2004/2005, which will take place in May 2006. To receive the early payment, the respective minority shareholder must deliver on his own behalf and on behalf of the legal successors to his shares a declaration to the effect that (i) his claim for payment of compensation for the financial year 2005/2006 pursuant to the domination and profit and loss transfer agreement is settled by such early payment, and that (ii) in this respect, he indemnifies the Purchaser against compensation claims by any legal successors to his shares. The plaintiff parties to the settlement withdrew all actions filed by them in connection with the domination and profit and loss transfer agreement as well as other ancillary litigation and the plaintiff parties recognized the validity of the domination and profit and loss transfer agreement.

ITEM 12. EXHIBITS.
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(A)	Ad hoc Notice of Purchaser, dated March 6, 2006.
(a)(5)(B)	Ad hoc Notice of Purchaser, dated March 8, 2006.
(a)(5)(C)	Ad hoc Notice of Purchaser, dated March 10, 2006.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2006

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P. By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.
By:	Blackstone Management Associates (Cayman) IV L.P., its general partner

	By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

		By:	/s/ Robert L. Friedman
			Name:	Robert L. Friedman
			Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

CELANESE CORPORATION
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President & Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President & Chief Executive Officer

CELANESE HOLDINGS LLC
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President & Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A. By: Celanese Caylux Holdings Ltd., its general partner
By:	/s/ Volker Stroh
	Name:	Volker Stroh
	Title:	Authorized Person

By:	/s/ Altfried Schroder
	Name:	Altfried Schroder
	Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person